FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of October, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
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                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F...X...                Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ......                      No.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[ICA LOGO]                                                         PRESS RELEASE
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For more information contact:

Dr. Jose Luis Guerrero                                  in the United States:
(5255) 5272-9991 x2060                                  Zemi Communications
jose.guerrero@ica.com.mx

Lic. Paloma Grediaga                                    Daniel Wilson
(5255) 5272-9991 x3470                                  (212) 689-9560
paloma.grediaga@ica.com.mx                              d.b.m.wilson@zemi.com


                   ICA PROVIDES UPDATE ON RESTRUCTURING PLAN

Mexico City, October 24, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that, as part of its restructuring efforts and refinancing strategy, it is analyzing different financial restructuring options, including a capital increase. This analysis has recently involved preliminary discussions with certain shareholders, including parties related to Grupo Financiero Inbursa, S.A. de C.V. ("Inbursa"), regarding various alternatives, including the possibility of subscribing for a significant number of newly issued shares at a per share subscription price not greater than the recent market price of ICA's shares.

To date, no agreements, contracts, arrangements or understandings have been reached with any party regarding a capital increase or any other possible transaction. There can be no assurance that any capital increase, or any other transaction between ICA and any other party, will be agreed to or consummated or as to the terms and conditions or timing of any such transaction.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.




INVESTOR RELATIONS               www.ica.com.mx

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                              /s/ JOSE LUIS GUERRERO
                                              ----------------------
                                              Name:  Dr. Jose Luis Guerrero
                                              Title: Vice President, Finance